Steven M. Skolnick Partner	One Lowenstein Drive Roseland, New Jersey 07068

+	T: 973 597 2476 F: 973 597 2477 E: sskolnick@lowenstein.com

August 6, 2020

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

Attention: Frank Wyman

Re:	Provention Bio, Inc.
Form 10-K for the fiscal year ended December 31, 2019
Filed March 12, 2020
File No. 001-38552

Dear Mr. Wyman:

On behalf of Provention Bio, Inc. (the “Company”), we are hereby responding to the letter, dated July 15, 2020 (the “Comment Letter”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2019 submitted March 12, 2020 (the “Annual Report”). In response to the Comment Letter and to update certain information in the Annual Report and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, the Company is filing Amendment No. 2 to the Annual Report on Form 10-K with the Commission (the “Second Amendment”) and Amendment No. 1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (the “Quarterly Amendment”). For ease of reference, set forth below in bold are the comments of the Staff in response to the Annual Report, as reflected in the Comment Letter. The Company’s response is set forth below each comment.

1

Frank Wyman

August 6, 2020

The Company has authorized us to respond to the Comment Letter as follows:

Form 10-K for the fiscal year ended December 31, 2019

Section 302 Certifications in Exhibits 31.1 and 31.2, page 92

1.	Please amend your filing on Form 10-K with revised Section 302 certifications that expand the fourth paragraph to cover management’s responsibility for establishing and maintaining a system of internal control over financial reporting in addition to its responsibility for disclosure control and procedures. Please note this additional language became effective for your first annual report and all periodic reports filed thereafter, which are required to contain management’s report on internal control over financial reporting. We refer you to the guidance under Compliance and Disclosure Interpretations (C&DI) for Regulation S-K, Question 246.13. This comment is also applicable to your Form 10-Q for fiscal quarter ended March 31, 2020.

Response:

The Company respectfully acknowledges the Staff’s comment and has filed the Second Amendment and the Quarterly Amendment with revised Section 302 certifications.

Any questions regarding the contents of this letter should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

Steven M. Skolnick

SMS:slf

cc:	Ashleigh Palmer